Filed by Coincheck Group B.V.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Thunder Bridge Capital Partners IV, Inc.
(Commission File No.: 001-40555)
Date: July 28, 2023

Financial Results for 1Q of Fiscal Year Ending March 31, 2024 July 28, 202 3 Monex Group TSE Prime : 8698

Ⅰ . Highlights

Consolidated and Segment Adjusted EBITDA Adjusted EBITDA* on a consolidated basis continues to grow driven by growth in the Japan segment on the back of active Japanese equities market, strong performance in the U.S. segment, and cost controls in the Crypto Asset segment. * Adjusted EBITDA is equal to respective operating income equivalent plus each depreciation and amortization cost and the interest payment of the US segment with several adjustments of inter - segment transactions. (JPY Million) (903) (785) 1,618 2,388 3,327 3,053 2,174 1,959 1,984 2,387 1,577 2,636 (702) 745 (143) (562) 85 (205) (2,000) (1,000) 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 4Q of FYE Mar. 2022 1Q of FYE Mar. 2023 2Q of FYE Mar. 2023 3Q of FYE Mar. 2023 4Q of FYE Mar. 2023 1Q of FYE Mar. 2024 Adjusted EBITDA US Japan Crypto Asset Consolidated Adjusted EBITDA 5.67 B Consolidated Adjusted EBITDA 5.10 B Consolidated Adjusted EBITDA 3.87 B Consolidated Adjusted EBITDA 3.67 B Consolidated Adjusted EBITDA 2.14 B Consolidated Adjusted EBITDA 0. 82 B

Business Performance of the Crypto Asset Segment Revenue declined QoQ as the IEO revenue in Q4 came off and the crypto asset market remained subdued, but the management continues to control SG&A appropriately. The crypto asset market is currently recovering and the management expects improvement of profit going forward. * Adjusted SG&A and adjusted operating income equivalent contains the adjustment of inter - segment transactions. (2,000) (1,000) 0 1,000 2,000 3,000 4,000 5,000 6,000 (5,000) (3,000) (1,000) 1,000 3,000 5,000 7,000 9,000 2Q of FYE Mar. 2022 3Q of FYE Mar. 2022 4Q of FYE Mar. 2022 1Q of FYE Mar. 2023 2Q of FYE Mar. 2023 3Q of FYE Mar. 2023 4Q of FYE Mar. 2023 1Q of FYE Mar. 2024 Quarterly Performance of the Crypto Asset Segment Trading Income (left axis) Other Revenues (left axis) Adjusted SG&A* (left axis) Adjusted Operating Income Equivalent* (right axis) (JPY Million) (JPY Million)

Strategy Overview of Three Major Segments of Monex Group Each of Monex Securities, TradeStation , and Coincheck has its own solid enterprise value and strategy. Monex Group will continue to strive to make those values evident and secure the sustainable growth of its enterprise value by pursuing those strategies. Increase in balance - based revenue by expansion of mutual funds, etc. Strengthening business foundation by pursuing the asset gathering model Increase in customer life time value, and increase of net financial income driven by rising rates Growth strategy focused on active customers Planning NASDAQ listing with De - SPAC transaction Global expansion strategy * The presentation of the projected value ( Sum of the parts) of Monex Group is suspended in light of the environment surrounding the Company .

Ⅱ . Consolidated Performance

Highlights 1Q of FYE Mar. 2024 (3 months) The Japan segment recorded higher revenue and income due to the brisk equity market and other factors, while the US segment continues to perform strong. Despite the Crypto Asset segment decreases its revenue and income, c onsolidated pre - tax income was ¥ 2.9B . Japan US Crypto Asset Asia Pacific Investment * Segment profit/loss = Pre - tax profit/loss. The same hereinafter . While market is showing signs of recovery, revenue decreased as IEO was conducted in the previous quarter. Ads spending were continuously controlled and segment loss was ¥ 396M .

QoQ Comparison (3 months) Segment Performance Investment Asia Pacific Crypto Asset US Japan (JPY million) 2024/3 1Q 2023/3 4Q 2024/3 1Q 2023/3 4Q 2024/3 1Q 2023/3 4Q 2024/3 1Q 2023/3 4Q 2024/3 1Q 2023/3 4Q 211 209 227 248 1,178 1,583 9,796 9,675 8,976 7,589 Total operating revenue after deducting financial expenses and cost of sales 26 20 263 292 1,592 1,718 8,306 7,806 7,374 7,052 SG&A 3 - 17 23 148 159 974 984 480 599 Advertisement Expenses 186 189 - 36 - 43 - 414 - 136 1,491 1,869 1,602 537 The amount equivalent to operating income 5 - 2 - 9 13 18 - 16 - 117 - 7 172 - 132 Other income / expenses (net) 191 187 - 45 - 30 - 396 - 152 1,374 1,862 1,774 405 Quarterly profit before income Taxes 125 104 - 43 - 31 - 272 - 53 1,361 1,242 1,288 256 Quarterly profit attributable to owners of the Company 186 189 - 4 - 13 - 205 85 3,053 3,327 2,636 1,577 EBITDA See P18 “total operating revenue after deducting financial expenses” for more details See P19 “SG&A” for more details See P16 “total operating revenue after deducting financial expenses and cost of sales” for more details See P17 “SG&A” for more details See P14 “total operating revenue after deducting financial expenses” for more details See P15 “SG&A” for more details Note

QoQ Comparison (3 months) Analysis: Operating Revenue Crypto: Signs of a market recovery despite flat trading volumes. Revenue decreased as IEO related revenue was included in revenue in the previous quarter. Quarterly total operating revenue after deducting financial expenses and cost of sales - 25.5% （ - 404 ） * Figures in parentheses indicate the variance from the previous quarter (JPY million) ■ Other ( - 379) ■ Net trading income ( - 25) *1 *1 Trading value at marketplace ¥ 30.3B 4Q of FYE Mar. 31, 2023 ¥ 30.2B 1Q of FYE Mar. 31, 2024 ■ Total operating revenue after deducting financial expenses and cost of sales (JPY million) 2,343 1,237 947 1,040 1,015 818 326 116 543 164 3,162 1,563 1,063 1,583 1,178 0 2,000 4,000 2023/3 1Q 2023/3 2Q 2023/3 3Q 2023/3 4Q 2024/3 1Q Bitcoin Price ¥ 3.7M As of the end of 4Q of FYE Mar. 31, 2023 ¥ 4.4M As of the end of 1Q of FYE Mar. 31, 2024

QoQ Comparison (3 months) Analysis: SG&A Crypto: Total SG&A expenses decreased QoQ as a result of advertising budget management in response to current market conditions. Total SG&A - 7.3 ％ ( - 126 ) *1 Professional fees related De - SPAC: ¥ 111M ( - 62) ■ Other ( - 100) *1 ■ Advertising expenses ( - 11) ■ Communication, freight and information expenses (+27) ■ Commissions paid (+13) ■ Compensation and benefits ( + 4 ) ■ System related expenses ( - 59) * Figures in parentheses indicate the variance from the previous quarter (JPY million) ■ Total SG&A (JPY million) 367 310 289 346 288 571 512 608 609 613 113 102 61 63 76 204 231 237 202 229 591 382 214 159 148 837 353 389 339 239 2,682 1,890 1,799 1,718 1,592 0 1,500 3,000 2023/3 1Q 2023/3 2Q 2023/3 3Q 2023/3 4Q 2024/3 1Q

YoY Comparison ( 3 months) Analysis: Operating Revenue Crypto: Signs of a market recovery despite the decrease in trading volumes of crypto assets and NFT related revenue. *1 (JPY million) ■ Other ( - 655) ■ Net trading income ( - 1,329) *1 Total operating revenue after deducting financial expenses and cost of sales - 62.7% （ - 1,983) * Figures in parentheses indicate the variance from the previous year (JPY million) [reflects comparison of results for 3 months ended Jun . 30 YoY] Trading value at marketplace ¥ 64.0B 1Q of FYE Mar. 31, 2023 ¥ 30.2B 1Q of FYE Mar. 31, 2024 ■ Total operating revenue after deducting financial expenses and cost of sales 2,343 1,015 818 164 3,162 1,178 0 4,000 2023/3 1Q 2024/3 1Q

YoY Comparison (3 months) Analysis: SG&A Crypto: Advertising expenses decreased about 75% YoY, by controlling advertising budget in response to current market conditions. Total SG&A - 40.6 ％ ( - 1,090 ) ■ Other ( - 598 ) *1 ■ Advertising expenses ( - 443 ) ■ Communication, freight and information expenses (+25) ■ Commissions paid ( - 37) ■ Compensation and benefits (+42) ■ System related expenses ( - 79) * Figures in parentheses indicate the variance from the previous year (JPY million) [reflects comparison of results for 3 months ended Jun. 30 YoY] *1 Others includes professional fees related to De - SPAC ¥ 111M ( - 449) for 1Q of FYE Mar. 31, 2024. (JPY million) ■ Total SG&A 367 288 571 613 113 76 204 229 591 148 837 239 2,682 1,592 0 3,000 2023/3 1Q 2024/3 1Q

Ⅲ . Business Update

Business Update Crypto Asset Segment 1/5

MONEX GROUP

## Expanding institutional business by leveraging the strong retail customer base of exchange/marketplace

Digital Asset Ecosystem


Exchange/ Marketplace
NFT
web3
And more…
B2B
IEO
Digital Asset Ecosystem

**Exchange/Marketplace**

Possess a solid industry position and the large retail customer base as a leading crypto assets trading platform.

**Coincheck IEO[*1] & Coincheck for Business**

Announced our plan of third IEO conducted by Coincheck, which has the largest number of IEO achievements in Japan.
Opened a dedicated consulting service for corporate clients in response to their various crypto related needs (e.g. purchasing/selling crypto asset and NFTs, accounting, IEO, etc.)

**Coincheck NFT[*2] (β) & Oasis**

Continued to leverage the customer base of Coincheck, a crypto asset trading platform, and offer a wide range of NFTs. Further developed virtual communities in a Metaverse space in collaboration with creators/artists to add diversified revenue streams.

*1 Initial Exchange Offering *2 Non Fungible Token

Business Update Crypto Asset Segment 2/5 Coincheck is Japan’s premier and trusted crypto assets trading platform. Crypto asset exchange / marketplace *1 Among Japanese crypto asset exchange apps. Term: 2019 - 2022 . Data source: AppTweak *2 Monthly crypto asset trading status table of JVCEA. As of Nov. 30, 2022. Data source: https://jvcea.or.jp/about/statistics/ *3 As of July.28, 2023 *4 In the "Quality Rating (Mail Contact)" of the HDI Rating Benchmark organized by HDI - Japan. App Downloads No.1 domestic market share for 4 consecutive years 1 5.69M DLs (+ 0.12M QoQ ) Leading market share with 25% *2 share of verified accounts 1.83M accounts (+ 0.03 M QoQ ) Number of tokens supported by Coincheck trading platform *3 22 coins (+3 QoQ ) First and only three - star rating for customer support across crypto exchanges *4 ★★★ (highest) Market value of cash trading of Bitcoin in 2022 No. 1 in Japan

Business Update Crypto Asset Segment 3/5

MONEX GROUP

Diversifying our earnings based on the large retail customer base as a crypto asset trading platform.

## Coincheck Initial Exchange Offering (IEO)

Coincheck is a leading player in the Japanese IEO market, completing the largest number of IEOs

### 1st IEO - PLT


HashPalette
The blockchain for NFT

Achieved 1st IEO in Japan

### 2nd IEO - FNCT


FNCT
Empowering the next billion dreams

The 2nd IEO ultimately created demand of +20 billion yen, ~19x the target of 1.1 billion yen.

### 3rd IEO (scheduled)


Brilliant crypto

- Coincheck and COLOPL Group's Brilliantcrypto entered into an agreement for an IEO
- Aiming to collaborate to create a new gaming experience and GameFi blockchain gaming markets

Business Update Crypto Asset Segment 4 /5 Coincheck Group (CCG) *1 is proceeding with listing procedures. - After the proposed business combination with Nasdaq - listed SPAC, Thunder Bridge Capital Partners IV, Inc. (THCP), CCG will be a public company listed on the Nasdaq exchange in the U.S. (Extended* 2 the termination date of Business Combination Agreement* 3 to Jul. 2, 2024 following the approval at the special meeting of stockholders of THCP .) - Working together with THCP, CCG aims to become a public company on the U.S. Nasdaq to gain exposure to global investors and utilize Nasdaq - listed shares as global and effective currency to recruit global talent and acquire companies, thereby further expanding its crypto asset business. *1 Coincheck Group will be the holding company for Coincheck, Inc . * 2 Extension of the termination date of Business Combination Agreement : https:// www.monexgroup.jp / en / news_release / irnews / auto_20230623509260 / pdfFile.pdf *3 Business Combination Agreement ： https://www.monexgroup.jp/en/news_release/irnews/auto_20220309503075/pdfFile.pdf We plan to be listed on Nasdaq to secure global talent and business opportunities

# Business Update Crypto Asset Segment 5/5

MONEX GROUP

The crypto asset industry has seen notable recovery in 2023

2023 YTD price movement*1


+457%
+185%
+76%
Jan-23
Mar-23
May-23
Jul-23
Bitcoin
Coinbase
Mining Companies

Recent developments in the crypto sector

- Bitcoin ETF application by major asset manager (BlackRock, Fidelity, Invesco, etc.) – June 2023
- The case of Ripple Labs vs SEC over XRP cryptocurrency progressed – July 2023
- US Senators (Lummis, Gillibrand) revamp US crypto bill which strengthens consumer protection – July 2023
- Crypto exchange EDX backed by Citadel Securities, Fidelity, Schwab starts operations – June 2023

*1 As of July 20, 2023
*2 Reflects the market cap-weighted average of Cipher Mining, Marathon Digital, Riot Blockchain, and Iris Energy; Source: FactSet

Appendix: Group Overview

Appendix: Highlights 1Q of FYE Mar. 2024 (3 months) 2/3 Crypto Asset US ◆ Total operating revenue after deducting financial expenses and cost of sales, and Segment profit (JPY Million) 3,162 1,563 1,063 1,583 1,178 415 - 391 - 748 - 152 - 396 -5,000 5,000 2023/3 1Q 2023/3 2Q 2023/3 3Q 2023/3 4Q 2024/3 1Q

■ Coincheck, Inc. (Tokyo, Japan) Crypto asset Exchange/Marketplace agency that is ranked No.1 in crypto asset trading app downloads in Japan for 4 consecutive years. • President: Satoshi Hasuo • Founded in 2012, joined Monex Group in Apr. 2018 • Cryptocurrencies available: Bitcoin (BTC), Ethereum (ETH), Ethereum Classic (ETC), Ripple (XRP), NEM (XEM), etc. • # of verified users: 1.83 million • Customer assets held in custody: JPY 346.5 billion The numbers above are as of June 30, 2023 Overview of Monex Group and Main Subsidiaries

MONEX GROUP

# Group Overview of the Group

Listed Holding Company **Monex Group, Inc.**

## [ Japan Segment ]

**Online Brokerage**

**Monex, Inc.**
Comprehensive investment service provider

**Asset Management**

**Japan Catalyst, Inc.**
Investment Advisory and Agency Business

**Wealth Management**

**Monex Private Bank, Inc.**
Private banking services for high net worth clients

**Education**

**Viling, Inc.**
Education

**Genome Platform**

**Genex, Inc.**
Whole genome information platform where patients utilize one's data with security

**Asset Management**

**Monex Asset Management, Inc.**
Small-lot and low-cost discretionary investment management wrap service

**Custodial Trust**

**Monex SP Trust, Inc.**
Manages and disposes trust properties such as securities/cash under instructions

**Marketing DX**

**Crafter, Inc.**
Automated-chatbot system provider

## [ Investment Business Segment ]

**Investment and incubation**

**Monex Ventures, Inc.**
Venture capitalist

## [ US Segment ]

**TradeStation Group, Inc.**
Intermediate Holding Company (US)

**Online Brokerage**

TradeStation Securities, Inc.
Brokerage firm catering to active traders (US)

**Online Brokerage**

TradeStation International Ltd
(UK)

**Crypto Asset Exchange Agency**

TradeStation Crypto, Inc.
(US)

**Technology Support**

TradeStation Technologies, Inc.
(US)

TradeStation Global Services, S.A.
(Costa Rica)

## [ Crypto Asset Segment ]

**Crypto Asset Exchange Agency**

**Coincheck, Inc.**
Offering Coincheck, a crypto asset exchange

## [ Asia Pacific Segment ]

**Monex International Limited**
Intermediate holding company

**Online Brokerage**

Monex Boom Securities (H.K.) Limited
(HK)

**Online Brokerage**

Monex Securities Australia Pty Ltd
(AU)

**Technology Support**

Cherry Technology Co., Ltd
[Equity method affiliates]

(As of June 30, 2023)

Group Overview - Revenues , Costs, and Employees ■ Japan Segment ■ US Segment ■ Crypto Asset Segment ■ Asia Pacific Segment ■ Investment Segment * Refer to the databook for FYE Mar 2023 Total operating revenue after deducting financial expenses \ 73.3 B Selling, general and administrative expenses \ 68.5 B Number of Employees 1,491 Number of Accounts 4.2 M Accounts Five Segments Contribution in FYE Mar. 2023 41% 10% 1% 0% 38% 11% 2% 0% 34% 18% 3% 0% 52% 43% 1% 0%

# Disclaimer

MONEX GROUP

**About Coincheck**

**Important Information About the Business Combination and Where to Find It**

In connection with the proposed business combination in connection with to the business combination agreement among Coincheck, Inc. ("Coincheck"), Coincheck Group B.V. ("CCG"), Thunder Bridge Capital Partners IV, Inc. ("THCP") and others, CCG intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of THCP in connection with THCP's solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the US Securities and Exchange Commission ("SEC"), THCP will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. CCG or THCP may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with THCP's solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about CCG, Coincheck, THCP and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC's website at www.sec.gov, or by directing a request to: Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066.

**Participants in the Solicitation**

CCG, Coincheck and THCP and their respective directors and officers may be deemed participants in the solicitation of proxies of THCP's stockholders in connection with the proposed business combination. THCP's stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Coincheck and THCP at Coincheck's website at corporate.coincheck.com, or in THCP's registration statement on Form S-1 filed on June 21, 2021, respectively.
Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to THCP's stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

**Forward-Looking Statement**

This presentation includes "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, that reflects the current views with respect to, among other things, the future operations and financial performance of the Company, THCP, Coincheck and CCG. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "could," "continue," "expect," "estimate," "may," "plan," "outlook," "future," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include, but not limited to, estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, THCP, Coincheck, or CCG after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. No assurance can be given that future developments affecting Company, THCP, Coincheck or CCG will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of the Company, CCG, THCP and Coincheck. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (the "Agreement") and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the stockholders of THCP or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq's listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Coincheck as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CCG to grow and manage growth profitably, maintain relationships with customers and business partners and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Coincheck may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by THCP or CCG. The Company cautions that the foregoing list of factors is not exhaustive. The recipient of this material should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, CCG, THCP and Coincheck undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This material is an English translation of a Japanese announcement made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the US